UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

North Haven Private Income Fund A LLC (Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund A LLC (Name of Filing Persons (Issuer))

Class I Units (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jeffrey S. Levin
MS Capital Partners Adviser Inc.
1585 Broadway
New York, NY 10036
(212) 761-3580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to: Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Jonathan H. Gaines Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FIRST AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 2, 2024 by North Haven Private Income Fund A LLC (the “Company”) in connection with an offer by the Company to purchase up to 69,101 of its outstanding Class I Units (the “Units”) at a price equal to the net asset value per Unit as of December 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase and related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”).
The Offer expired at 12:01 a.m., Eastern Time, on March 5, 2024 and, 100% of the Units that were validly tendered and not withdrawn prior to the expiration of the Offer will be repurchased. Repurchases are estimated to be approximately 0.81% of the outstanding Units of the Company as of December 31, 2023. The final dollar value and the exact number of Units to be repurchased will be disclosed in a subsequent amendment after determination of the purchase price, which is the net asset value per Unit as of March 31, 2024, and the determination of the number of Units held by tendering members inclusive of any Units issued to such members pursuant to the Company’s distribution reinvestment plan.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND A LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: March 20, 2024